CoJax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E-605, Arlington, Virginia 22201

Telephone: (703) 216-8606

October 6, 2020

VIA EMAIL – packebuschj@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTENTION:  J. Packebusch, Staff Attorney

RE:  Registration Statement on Form S-1

 File No. 333- 249080

Filed: September 28, 2020

 Effectiveness Request

 Requested Date:  Friday, October 9, 2020

 Requested Time:  1:00 P.M. Washington, D.C. Time

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CoJax Oil and Gas Corporation (the “Company” or “we”) hereby requests that the effective date of the above-referenced Form S-1 registration statement (the “Registration Statement”) be accelerated to October 9, 2020, at 1:00 p.m., Washington, D.C. time, or as soon thereafter as practicable that the Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act and underlying rules in respect of the Registration Statement and any distribution of a prospectus.

Once the Registration Statement is effective, please send a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement to the Company, Attention: Jeffrey J. Guzy, by email to jeffrey.guzy@cojaxoilandgas.com.

There is no underwriter or placement/sales agent for the Registration Statement, which is a direct offering of securities by officers and director of the Company. As of the date of this letter, no preliminary prospectuses to the Registration Statement have been distributed by the Company to prospective investors or any others.

If you have any questions regarding this request, please contact Jeffrey J. Guzy of the Company at (703) 216-8606 or Paul Richter, Attorney, at PW Richter, plc, outside counsel, at (703) 725-7299.

Sincerely,

/s/ Jeffrey J. Guzy

Jeffrey J. Guzy, Chairman of the Board of Directors

cc: Paul Richter, PW Richter plc